UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-38882

HeadHunter Group PLC

(Translation of registrant’s name into English)

9/10 Godovikova St.

Moscow, 129085, Russia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Board and Committee Changes

On March 15, 2022, HeadHunter Group PLC (the “Company”) announced that Morten Heuing had tendered his resignation as a member of the board of directors of the Company (the “Board”), effective as of March 14, 2022 (the "Resignation Effectiveness"). Mr. Heuing informed the Company that he resigned as a result of recent geopolitical developments. Mr. Heuing served as a member of each of the Audit Committee of the Board (the "Audit Committee"), the Compensation Committee of the Board (the "Compensation Committee") and the Nominating and Corporate Governance Committee of the Board (the "Nominating Committee").

On March 14, 2022, upon recommendation of the Nominating Committee, the Board appointed Maksim Melnikov to serve on each of the Compensation Committee and the Nominating Committee, effective upon the Resignation Effectiveness. Following these appointments, (i) the Audit Committee is comprised of Olga Filatova and Douglas Gardner, with Mr. Gardner serving as chair; (ii) the Compensation Committee is comprised of Olga Filatova, Valentin Mashkov and Maksim Melnikov, with Mr. Mashkov serving as chair; and (iii) the Nominating Committee is comprised of Olga Filatova, Dmitri Krukov and Maksim Melnikov, with Mr. Krukov serving as chair.

Corporate Governance

The Company has previously disclosed in Item 16G of its Annual Report on Form 20-F for the fiscal year ended December 31, 2020 and the Company's Report of Foreign Private Issuer on Form 6-K filed on March 8, 2022 that it follows the corporate governance practices of its home country, Cyprus, in lieu of certain of the corporate governance requirements of The Nasdaq Stock Market LLC (“Nasdaq”). In addition to the practices previously disclosed, the Company intends to rely on this "foreign private issuer exemption" with respect to Nasdaq Listing Rule 5605(c)(2), which requires, among other things, an audit committee to consist of at least three members, except that the Company shall comply with the requirements of Nasdaq Listing Rule 5605(c)(2)(A)(ii).

INCORPORATION BY REFERENCE

The information in this Form 6-K shall be deemed to be incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-232778 and 333-231557) and Form F-3 (File No. 333-239560) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HeadHunter Group PLC

Date: March 15, 2022	By:	/s/ Mikhail Zhukov
Mikhail Zhukov
Chief Executive Officer